FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 14, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
14 February 2024
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 February 2024	116,440	206.40	204.10	205.6039	LSE
14 February 2024	33,982	206.40	204.30	205.5047	CHIX
14 February 2024	80,748	206.40	204.00	205.4952	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 178,961,786 Ordinary Shares in treasury and have 8,746,367,071 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
14 February 2024	08:05:19	BST	5575	204.30	BATE	748898
14 February 2024	08:05:20	BST	5563	204.20	BATE	748932
14 February 2024	08:05:35	BST	992	204.00	BATE	749251
14 February 2024	08:07:01	BST	5615	204.40	BATE	750766
14 February 2024	08:10:36	BST	5497	204.10	BATE	757806
14 February 2024	08:16:35	BST	538	205.20	BATE	763224
14 February 2024	08:18:41	BST	5997	205.50	BATE	764914
14 February 2024	08:20:54	BST	5572	205.80	BATE	766912
14 February 2024	08:22:01	BST	4591	205.70	BATE	768073
14 February 2024	08:29:31	BST	4994	206.40	BATE	774209
14 February 2024	08:29:43	BST	4702	206.30	BATE	774413
14 February 2024	08:32:34	BST	5566	206.10	BATE	777217
14 February 2024	08:37:06	BST	5193	206.20	BATE	782204
14 February 2024	08:42:45	BST	5548	206.00	BATE	788520
14 February 2024	08:50:57	BST	5176	205.90	BATE	797273
14 February 2024	08:53:51	BST	4550	205.90	BATE	799805
14 February 2024	08:58:49	BST	5079	206.40	BATE	804072
14 February 2024	08:05:19	BST	4800	204.30	CHIX	748896
14 February 2024	08:07:01	BST	4989	204.40	CHIX	750764
14 February 2024	08:18:41	BST	4597	205.50	CHIX	764916
14 February 2024	08:20:54	BST	4695	205.80	CHIX	766910
14 February 2024	08:29:31	BST	4993	206.40	CHIX	774207
14 February 2024	08:37:06	BST	1772	206.20	CHIX	782202
14 February 2024	08:37:06	BST	3367	206.20	CHIX	782206
14 February 2024	08:50:57	BST	4769	205.90	CHIX	797271
14 February 2024	08:03:06	BST	1112	204.10	LSE	746341
14 February 2024	08:05:19	BST	7881	204.40	LSE	748893
14 February 2024	08:07:01	BST	7309	204.40	LSE	750768
14 February 2024	08:07:36	BST	7536	204.10	LSE	751518
14 February 2024	08:16:35	BST	8078	205.20	LSE	763222
14 February 2024	08:20:54	BST	7018	205.80	LSE	766914
14 February 2024	08:22:01	BST	7659	205.60	LSE	768075
14 February 2024	08:25:01	BST	6158	205.80	LSE	770574
14 February 2024	08:25:01	BST	2006	205.80	LSE	770576
14 February 2024	08:29:43	BST	8406	206.30	LSE	774415
14 February 2024	08:30:34	BST	8446	206.20	LSE	775372
14 February 2024	08:32:58	BST	7319	206.00	LSE	777479
14 February 2024	08:38:02	BST	6966	206.10	LSE	784384
14 February 2024	08:47:21	BST	7536	205.60	LSE	793308
14 February 2024	08:53:51	BST	7835	205.90	LSE	799803
14 February 2024	08:58:49	BST	7279	206.40	LSE	804074
14 February 2024	09:01:21	BST	7896	206.40	LSE	806522

Date: 14 February 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary